SILICON VALLEY OFFICE — 1755 EMBARCADERO ROAD — PALO ALTO, CALIFORNIA 94303

TELEPHONE: +1.650.739.3939 — FACSIMILE: +1.650.739.3900

April 3, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director

Jeffrey Kauten, Attorney-Advisor

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Staff Accountant

RE:	Five9, Inc.

Registration Statement on Form S-1

Filed March 24, 2014

File No. 333-194258

Ladies and Gentlemen:

On behalf of Five9, Inc. (the “Company”), we submit this letter in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed to us during a telephone conference with the Staff on March 28, 2014. We are concurrently filing via EDGAR this letter and Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-194258) (the “Amended Registration Statement”). In response to the Staff’s comments, the Company has included (i) the form of lock-up agreement as Exhibit A to Exhibit 1.1 filed with the Amended Registration Statement and (ii) a list of the parties to the Company’s Stockholders’ Agreement that will have registration rights following its initial public offering on page 113 of the Amended Registration Statement. In addition, the Company advises the Staff that the draft report and consent of KPMG LLP, the Company’s auditor, has been removed and a signed report and consent has been included in the Amended Registration Statement.

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United States Securities and Exchange Commission April 3, 2014 Page 2 of 2

If you have any questions, please feel free to contact me at 650.687.4191 or Timothy R. Curry at 650.739.3987. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Ruben A. Garcia
Ruben A. Garcia

cc:	Michael Burkland, President and Chief Executive Officer, Five9, Inc.

Barry Zwarenstein, Chief Financial Officer, Five9, Inc.

Timothy R. Curry, Jones Day

Anthony J. McCusker, Goodwin Procter LLP

Richard A. Kline, Goodwin Procter LLP